

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4561

November 26, 2008

VIA FACSIMILE (650) 328-2996

Richard L. Schlenker, Chief Financial Officer
Exponent, Inc.
149 Commonwealth Drive
Menlo Park, California 94025

> **RE: Exponent, Inc.**
> **Form 10-K for the period ended December 31, 2007**
> **Filed March 5, 2008**
> **File No. 000-18655**

Dear Mr. Schlenker:

We have reviewed your response letter dated October 20, 2008, and have the following additional comments.

Proxy Statement

Executive Officer Compensation, page 29

1.   We note your response to prior comment 1; however, it is not clear how the Human Resources Committee uses the peer company data to "validate" the compensation of the CEO. Please tell us whether the committee used benchmarks in comparing the CEO's compensation to the peer group companies and, if so, identify the benchmarks. Confirm that you will provide similar disclosure in future filings.

2.   We note your response to comment 3. We are unable to agree that historical EBITDA and revenue targets constitute confidential information that would cause competitive harm if disclosed. The potential competitive harms you have cited could apply to the quantitative targets of any public company. Please confirm that you will provide the quantitative targets and compare them to the actual performance of the company in future filings.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Duc Dang at (202) 551-3386 or me at (202) 551-3785 with any questions.

Sincerely,

Karen Garnett
Assistant Director